Exhibit 107

Calculation of Filing Fee Tables

424(b)(2)

(Form Type)

Philip Morris International Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
	Debt	4.875% Notes due 2026	457(r)	$450,000,000	100.378%	$451,701,000	$110.20 per $1,000,000	$49,777.45
Fees to Be Paid	Debt	4.875% Notes due 2028	457(r)	$550,000,000	100.509%	$552,799,500	$110.20 per $1,000,000	$60,918.50
	Debt	5.125% Notes due 2030	457(r)	$700,000,000	100.566%	$703,962,000	$110.20 per $1,000,000	$77,576.61
	Debt	5.375% Notes due 2033	457(r)	$750,000,000	101.480%	$761,100,000	$110.20 per $1,000,000	$83,873.22
	Total Offering Amounts					$2,469,562,500		$272,145.79
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$272,145.79